

ulazimy We’ve just crossed the $50k line in our WeFunder community equity crowdfunding campaign! If you haven’t invested yet, GET ON BOARD!

Help us bring this revolutionary, sustainable, pure, complete, 90%, white, flavorless, colorless, “holy grail” of protein (extracted from regenerative, perennial alfalfa) to market and gain early equity in this rocket ship!!

Invest on our WeFunder campaign via link in bio. Thank you!!

7w


FUDI
PROTEIN
$50K
Equity Crowdfunding Raised!!
Our community just helped push FUDI Protein past the $50,000 milestone on Wefunder.
If you've been watching from the sidelines, NOW is the perfect time to join us.
Clean, 90% protein.
1:1 Egg protein replacement.
Real impact.
Huge opportunity.
Thank you!


ulazimy
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FUDI
PROTEIN
UNLOCKING
THE MOST ABUNDANT
AND MOST FUNCTIONAL
PROTEIN ON EARTH

**Invest in FUDI Protein: Invest in a complete, pure, sustainable protein—delivered by proven ex...**

Invest in a complete, pure, sustainable protein—delivered by proven experts with unique IP.

wefunder.com

Hey man, following up and hope you're doing well. I'm excited to share that FUDI Protein, my new company, is gaining momentum on our community equity crowdfunding platform. I'd like to invite you to do two things: 1) Share the link with 3 people in your network (www.wefunder.com/fudi.protein), saying something to the effect of "My good friend Udi has started a company called FUDI Protein that I really think has the potential to grow fast and make a serious impact. He's opened up a portion of their raise to the general community, and you can learn a

TON and invest what you're comfortable with at www.wefunder.com/fudi.protein".
2) Consider investing yourself, with the minimum being $100

Gracias amigo! 11:28 AM

I hope this finds you well. I'm excited to invite you to be an early investor in FUDI Protein via our community equity fundraise campaign. Our team of former leaders from Im
revolutionize the protein industry, and we're opening up a portion of this round to angel and individual investors. Check it out:

FUDI PROTEIN

We're unlocking RuBisCO – the most functional, versatile protein on Earth, found in every green leaf – through a proprietary, capital-efficient model with massive market d
& climate solution, where and how we source the protein, and learn about our model that gives us incredible unit economics through circular farm partnerships, on our We

We're raising on a SAFE note with a $4.5M valuation cap and discount on future equity. Getting in early means far greater upside as we scale.

Here's why now:

- Led by proven food-tech veterans and former leaders from Impossible Foods, Eat Just, and The EVERY Co.
- 80% gross margins projected within 3 years, net profitability within 5 years, $100M ARR shortly thereafter.
- Recently at IFT in Chicago (the world's largest food ingredient innovation event), we received *unanimous excitement and strong demand* for samples of our pure (fi
essential amino acids), functional, and sustainable protein from some of the largest food ingredient and innovation companies on Earth.

You can invest in FUDI Protein via WeFunder as little as $1k, $5k, $10k, $20k, $50k, anything in between, or more. All the details—including our pitch deck, FAQ and a snaps

WEFUNDER Explore Search

INVEST IN **FUDI PROTEIN**

**Invest in a complete, pure, sustainable protein —delivered by proven experts with unique IP.**

You can also invest directly with FUDI Protein via a separate SAFE agreement. Just ask me to share it with you!

I'd love to connect directly—feel free to reply with questions or schedule a call with me here: Book a Call.

Warmly,
Udi Lazimy
CEO and Co-Founder,
FUDI Protein

I'm Udi Lazimy, Co-Founder and CEO of FUDI and I'd love to speak with you about how our revolutionary B2B protein platform (l Impossible Foods and Eat Just) could be a great thesis fit for {Fund}.

✅ We're projecting phenomenal growth by unlocking RuBisCO (the most abundant protein on Earth and the "ideal" plant protei most protein-dense crop per acre, perennial, and inherently regenerative) using a unique, proprietary process.

✅ Our pure (flavorless, colorless, odorless), complete (all 9 essential amino acids) fully functional protein replicates any egg, da targeted price parity with egg protein.

✅ With incredibly low unit economics driven by monetization of biomass co-products, and sourcing from alfalfa, we're building platform and already have strong demand from some of the largest food companies in the market.

We're preparing to open a funding round on a SAFE and would love to share more about it on a short call in the coming days to with your portfolio. Here's my Calendly: https://calendly.com/udilazimy/30min.

Thanks, and I'm looking forward to chatting ASAP.

Warmly,

Udi Lazimy
CEO and Co-Founder,
FUDI Protein

I'd love to talk to you about an opportunity to join FUDI Protein as an early stage angel investor. Built by former leaders from the
companies Impossible Foods, Eat Just, and The EVERY Company, FUDI Protein is unlocking the world's most functional and su
B2B market as a revolutionary ingredient which solves many of the pain points we have seen in the protein markets for years.

We source our protein from regenerative, perennial alfalfa, delivering a pure, colorless, flavorless, and highly functional ingredie
other costly proteins in food manufacturing. FUDI's low-CAPEX, mobile processing model enables rapid scale-up, strong unit e
farmers. The result is a game-changing protein platform poised to transform the $100B+ protein and functional ingredient ma

We're raising on a SAFE note with an extremely appealing discount on future equity, and are seeking$20k-$50k checks. Here's
discuss the opportunity: Udi's Calendar.

Also, please check out our pitch video:

FUDI PROTEIN LOGO-BLUE.png

Thank you,
Udi Lazimy
CEO and Co-Founder,
FUDI Protein

Learn About RuBisCO Protein Here

I hope this finds you well and rested after the holiday weekend. Before getting into the exciting news below, will you be at IFT in ( should meet. Here's my Calendly: [redacted]

I'm excited to share that I've co-founded a new company with a PhD protein engineer (former leader at Impossible Foods, Eat Ju Protein. There's a lot of information here, but bear with me. It's worth it.

🌎 FUDI Protein is bringing pure (flavorless, colorless, odorless) RuBisCO, the most functional protein in the world (1:1 egg prot protein, with nearly limitless applications) to market, successfully addressing some of today's major challenges that proteins pres (environmental, sensory, functionality, supply chain, you name it). I'd love you to be individually involved, and would appreciate it your network.

💲 A **crucial financial differentiator** for FUDI Protein is that we get our source for our protein for **FREE**. This is because we use our protein from alfalfa (the most protein-rich crop per acre in the world), and the remaining alfalfa biomass that's left is still highl farmers are literally giving us their alfalfa for free. **This makes our costs super low, and our (and YOUR) return super high (**

🏆 You can learn all about it, as well as gain equity in the company, here: **www.wefunder.com/fudi.protein.**

🤝 We have partnered with WeFunder to **soft launch a funding round** for FUDI Protein, and I'd love your thoughts on the camp **officially invite you to join us as an early investor before we go live to the public.**

👍 We're targeting $50k total as a minimum for this soft launch, and we're already well on our way. The great thing about this is t want; my buddy from grad school invested $500, but $1k, $5k, $25k or more are great ways to get in on the ground floor. Any inv substantially to our larger overall fundraising round. **And early investors will enjoy a discount on future equity rounds**.

🫶 I value your feedback, and would love your thoughts on the company and the campaign. And please share this with anybody again, we'd love to share about FUDI Protein in your publication(s).

I hope you're doing well, and, as always, I'd be happy to chat anytime and answer any questions. Here's my Calendly to hop on more: [redacted]

Thanks,

A quick update as we head into the new year: the FUDI Protein community has now committed **over $50K** of equity cr
early momentum that's already helping us accelerate toward pilot production and put our revolutionary, clean, complet
manufacturers eager to test it.

As someone who understands the food industry, you know how valuable it is to find a **highly soluble, complete, flavo**
**truly regenerative protein** that performs like egg white and whey — but at a fraction of the cost and environmental im
FUDI Protein is positioned to fill, led by former leaders at Impossible Foods, Eat Just and other cutting edge companie

We're just getting started, and the opportunity has never been bigger. If you haven't yet, I'd love for you to **follow and**
network, as well as **invest for early discount on equity** here: www.wefunder.com/fudi.protein

**Your support at this stage — whether by investing, sharing, or simply spreading the word — meaningfully spe**
**commercialization.**

Let's hop on a quick 10–20 minute call so I can share more about what we're building and where we're headed. You c
https://calendly.com/udi-fudiprotein/30min

Thanks for being part of the journey. The next chapter is going to be huge.

— Udi